INVEST IN **LILU, INC**

Smart tech products to empower breastfeeding moms | female & minority founders


lilu®

wearlilu.com New York NY

LEAD INVESTOR

Silvia Mah

Lilu is an innovative company (A+ PATENTED products) with exceptional co-founders (an A++ team).

With market trends towards personal healthcare on an accelerated growth and smart wearable devices providing patients with real-time tools and time-sensitive information to own their own healthcare decisions; exceptionally-designed lilu products will be a game changing technology for moms worldwide.

The non-dilutive capital from NSF validate the technology and de-risks capital being raised from investors.

The team has been obsessed with their customer, so they have built a solid solution to a true/significant problem.

Invested $5,000 this round & $60,000 previously

Notable Investors

SOSV	HAX
Ad Astra Ventures	Crescent Ridge P
Silvia Mah	YCombinator Startup Accelerator
National Science Foundation	Quake Capital Partners
Lair East Labs	L'attitude
Fermata	she1K

Featured Investors

Investors include

SOSV | HAX | Ad Astra Ventures | Crescent Ridge P | Silvia Mah | YCombinator | National Science Foundation | Quake Capital Partners | Lair East Labs | L'attitude | Fermata | she1K

SOSV

HAX

Notable

Follow

Ad As

Highlights

1. Leading maternal health innovation with 2 product lines: Omni Breast Pump; MilkSense Bra + App
2. Patented massage for 55% more breast milk; ground breaking sensors for real time lactation insights
3. Validated through beta product: $230k in sales; 2.5k+ customers, loved by 300+ lactation experts
4. Raising $1.25M; $550k from investors, $700k in matching funds from National Science Foundation
5. Proven consumer demand through validation tests: Improved CAC by 15-20x compared to beta product
6. Founded by two MIT and Penn engineers | female, latinx, south asian, and minority founders
7. $3M raised from National Science Foundation, YCombinator, L'attitude, SOSV, AdAstra, LEL, and Quake
8. Breast pump market: $9B by 2030 (CAGR 8.75%); projected revenue: $100M+ in 7 years

Our Team



Adriana Vazquez Cofounder and Co-CEO

Top 30 femtech healthcare influencer. NSF, Tory Burch Fellow. BS in Mathematics & CS, MIT. Master's in Integrated Product Design, UPenn. Previously Technology Associate, Morgan Stanley. Software Engineer, BMW. 8+ years experience in women's health.



Sujay Suresh Cofounder and Co-CEO

Forbes 30U30 in healthtech. NSF, YCombinator Fellow. Master's in Electrical Engineering, UPenn. Previously co-founded Jyothi, a non-profit for survivors of sexual assault. Circuit Design, ATLAS Experiment & CERN. 8+ year experience in women's health.



Jesse Potash Business Operations

Ex-founder | Previously led ops at Bungalow, enabling growth from $5mm to $250mm ARR. BBA in Finance and Economics, Baruch College. SVMP, Harvard Business School. Proven track record of managing XFN strategic initiatives + scaling tech ops.



Ragini Kothari Lead Product Engineer

MS in Biomedical Engineering, Columbia University. BS in General Engineering, Harvey Mudd College. Skilled in embedded systems and software development. Previously R&D Test & Reliability Intern at Willow Innovations.



LiAn Delos Reyes Social Media & Community

Certified Breastfeeding Specialist. Founded Milksta, a lactation supplement brand. BA in Communication and Media Studies, Ateneo de Manila University. 7+ years experience in customer success. Previously Associate Producer at ABC Development Corporation.



Menka Patel Business Development

BA from Columbia University. Seasoned Business Development & Operations leader, passionate about developing a brands' ecosystem. Previously Senior Director - Business Development at Kate Spade, Investment Banker at Bank of America.



Jennifer Enriquez R&D Engineer

MS in Translational Medicine at City College of New York. Experience in medical device development with a specialization in breast health. Previously worked at Aanika Biosciences, Inc and Safe Toddles



Fnu Fatima Engineering Intern

MS candidate in Biomedical Engineering at Columbia University. Background in electronics. Expertise in designing and developing electronic equipment using microcontrollers.



Yash Bhambhani Engineering Intern

MS candidate in Biomedical Engineering at Columbia University, MEng in Robotics from University of Technology Sydney. Skilled in AI/ML and biomedical device design. Previously worked at Polestar.

SMART TECH PRODUCTS TO MAKE POSTPARTUM CARE MORE COMFORTABLE, EFFICIENT, PAIN-FREE, AND HASSLE-FREE

Imagine a world where postpartum care is comfortable, affordable, and sustainable. At Lilu, we're on a mission to redefine every mother's breastfeeding and pumping journey so the joy of motherhood isn't overshadowed by pain and discomfort, and is instead enriched with seamless, integrated care.

discomfort, and is instead enriched with seamless, integrated care.

Breastfeeding: vital yet painful

The benefits of breastfeeding are well documented, and the evidence in its favor is compelling: a breastfed child is at a much lower risk of obesity, diabetes, and infections. Breastfeeding is also associated with cognitive benefits, with studies showing higher IQ among exclusively breastfed children. The benefits extend beyond the baby's health, as breastfeeding even lowers the risk of certain kinds of cancers in moms.

Despite all the research, breastfeeding and breast pumping are among the hardest things new moms will ever do. Moms still need to rely on antiquated breast pumping technology that hasn't seen disruption in decades. The result? 80% of babies are breastfed for less than the recommended time of 2 years.

This is where Lilu comes in.

Lilu is building a suite of smart, tech-enabled products designed to make breastfeeding more comfortable, efficient, and pain-free.

We're achieving this through two complementary lines of smart products to help alleviate both the physical and mental challenges around breastfeeding and breast pumping.



COMPLEMENTARY LINES OF SMART PRODUCTS
OMNI BREAST PUMP
MILKSENSE BRA + APP
Wearable Breast Pump with our Patented Massage Technology
Data analytics and insights on breastfeeding & health

Our Omni Breast Pump and MilkSense systems are designed by women, backed by science, rigorously tested, and enthusiastically endorsed by over 2,500 moms and over 300 lactation experts.





PASSIONATE ENTREPRENEURS AT THE HELM

We're Adriana C. Vázquez Ortiz and Sujay Suresh Kumar, engineers from MIT and Penn and we're the founders of Lilu. We hail from Mexico and India respectively and we met during our graduate programs at UPenn where we were labmates working on creative robotics projects together.

Having seen many of our friends and colleagues struggle and feel disappointed with breast pump tech, we set out to learn more about the challenges of breastfeeding. After spending hundreds of hours in research, speaking with hundreds of moms in person and surveying thousands more, we discovered several prominent pain points with breastfeeding and breast pumping. We were appalled to see that breast pump tech was severely outdated. We became deeply passionate about making life easier for new moms by creating the products of tomorrow.

Motherhood is special, but it isn't always easy.

In fact, motherhood can be stressful, exhausting, painful, and confusing.

Given the enormous health benefits for baby and mom, the choice to breastfeed seems simple, but it's not. The WHO recommends that a child be breastfed for 2 years[1]. However, less than 25% of infants are exclusively breastfed for 6 months[2].

These numbers might be staggering, but they're not surprising. 70% of moms need to go back to work 6-8 weeks postpartum. When they are away from their babies, they have to rely on outdated, inefficient breast pumps to continue to produce milk, and constantly worry about whether or not they are producing enough. Research shows that over 95% of breastfeeding moms use breast pumps during their lactation journey, during which they confront a number of challenges[3].



BREASTFEEDING IS ESSENTIAL BUT HARD
The WHO recommends breastfeeding for 2 full years to provide the mom and the baby with crucial health benefits.
Less than 25% of infants are exclusively breastfed for 6 months.
NOT ENOUGH MILK
40% of moms cannot produce enough milk for their babies due to inefficiencies in technologies
PAINFUL
30% of moms experience extremely painful conditions like engorgement, clogged ducts, mastitis
CAUSES ANXIETY
40% of moms experience postpartum mood disorders closely associated with breastfeeding

The #1 reason why so many moms quit breastfeeding is because they find pumping too difficult, time-consuming, and painful. You'd think with such a critical need, moms would be offered adequate solutions yet breast pumping technology hasn't changed in almost 30 years!



Google
pumping is
pumping is painful
pumping is breastfeeding
pumping is dangerous new fad
pumping is not working
pumping is making me depressed
pumping is starting to hurt
pumping is not an indication of supply
pumping is ruining my life


pumping is uncomfortable
pumping is making me miserable
Report inappropriate predictions

CURRENT PUMPING TECH HAS WAYS TO GO TO TRULY MEET MOMS NEEDS


BREASTFEEDING TECH IS OUTDATED & INEFFICIENT
STANDARD BREAST PUMP
WEARABLE BREAST PUMP
BREAST PUMPS
Rely purely on suction
Inefficient milk expression, pain, and discomfort
BABY SCALES
TRACKING APPS
LACTATION TRACKING
No comprehensive solution
Scales are impractical and unsustainable
Apps don't track direct breastfeeding

Pumping isn't as efficient as a baby nursing, so over 2/3 of moms rely on breast massage to produce enough milk to feed their babies[4]. This is supported by science. Research from Stanford Children's Hospital showed that breast massage while pumping **can result in 50% more milk per session** and increase milk production in the long run[5].

However, given that moms pump 5-6 times on average each day, constantly massaging their breasts is exhausting and simply unsustainable.

The Great Unknown: "AM I DOING ENOUGH?"

Another major issue affecting breastfeeding mothers is not knowing, day-to-day, whether their baby is getting enough milk.

With the current technology, there are only two ways to track this data:

(1) Baby scales, which are impractical for everyday, on-the-go motherhood.

(2) Apps to manually input how much milk a mom has pumped, which can be inaccurate and fail to provide any insights when moms directly breastfeed their baby.

For any mother who's been there, not knowing if your baby is getting what they need can cause tremendous anxiety, and in turn lead to a decrease in milk supply (hormones related to stress actually inhibit lactation)[6]. A startling 40% of new moms suffer from postpartum mood disorders — and breastfeeding and pumping challenges are significant contributors to these mental health challenges[7].

The challenges of pumping and uncertainty of supply are hard for new mothers, both logistically and emotionally. **Moms feel personally responsible for their breastfeeding challenges, when a lot of this can be attributed to how utterly lacking current breast pump tech is in its efficacy.**

Moms also feel isolated and overwhelmed trying to figure out breastfeeding and pumping on their own, making early motherhood even more challenging.

So at Lilu, we asked ourselves: ***how can we make breastfeeding and pumping easier and give new moms peace of mind?***

The Omni Breast Pump System: Mom's Breast Friend

At Lilu, our goal is to make breastfeeding and pumping more comfortable,

efficient, and pain-free. To take significant strides toward accomplishing this goal, Lilu is bringing the Omni Breast Pump to moms everywhere.

Omni is the ultimate wearable breast pump with built-in massage patented massage technology to mimic the massage techniques recommended by lactation experts and to help moms produce up to 55% more milk. It is the **first truly complete breastfeeding solution** designed to make pumping more comfortable, efficient, discreet, and hassle free.



MEET THE OMNI: A Wearable Pump with Integrated Massager
Compatible with Any Bra
The pump fits into your favorite, supportive bra so you can pump discreetly and on the go.
Exceptionally Comfortable
The gentle massage makes pumping more efficient and more comfortable.
Highly Portable
This pump is as light as a small tablet. The massager is flexible so the pump fits into your purse, pumping or diaper bag easily. Rechargeable battery lasts for 2 hrs of pumping
lilu



The Ultimate Wearable Breast Pump with built-in massager, to help moms pump 55% more milk
With Omni, pumping is more
Comfortable
Efficient
Silent
Discreet
Hassle-free
Validated through landing page tests
15-20x improved CAC*
* compared to beta product

Our patented massage innovation was thoroughly vetted and validated through our beta product: the Lilu Massager + Bra, the first ever truly hands-free pumping bra with built-in massage. Not only did our massage technology increase moms' milk production by 30-55%, it also reduced pumping time, pain, and risk of common infections like mastitis.



BETA: LILU MASSAGER + BRA
TECH MILESTONES
Based on soft robotics technology
Proven improved efficacy
Up to 55% more milk
Alleviates clogged ducts & mastitis
Patented in the US and China
(Pat No. 16/924,671 & 16/424,766)
OPS MILESTONES
$230K+ in revenue, 2.3K+ users
FDA Class 1 Device
Robust supply chain set-up | 0% import tariff
300+ Lactation Consultants Network
FSA / HSA eligible

Tested with hundreds of moms during thousands of pumping sessions, and now

trusted by over 2,500 moms in their breastfeeding journey, our patented massage technology is proven to be highly effective.


BETA PRODUCT (MASSAGE BRA) PILOT SUMMARY
KEY TAKEAWAYS:
Over 950 pumping sessions analyzed from 38 moms.
80% of moms pump 30-55% more milk with Lilu's Patented Massage technology
Minor improvements could further improve efficacy
* self-reported results from Lilu Massage Bra Generation 1 users (median increase in milk output per session 27%, average 36% and top quartile 55%), excludes results from users reporting poor fit


lilu
Lilu Massage Bra - testimonials and brand
Watch later
Share
Watch on YouTube

The Lilu Massager + Bra was a success and clearly proved we were on to something big. Some accomplishments include:

- Won the Philadelphia Innovation of the Year award in 2019
- Raised $750k in grants, prizes and early stage venture capital funding
- Backed by Dreamit, Penn Center for Innovation, won multiple awards and accolades including a prize by Philips Health, among others
- Shipped 2.5k+ units of inaugural product through D2C and wholesale.
- Built relationships with 300+ lactation experts
- Received top press coverage including **Mashable, Philly Citizen, WIRED**, **sheKnows**

Many moms who were about to quit breastfeeding, said the Lilu Massager + Bra is what enabled them to continue to breastfeed their babies and it even helped some moms relactate.


Moms ♥ Lilu
★★★★★
BAM!! 15 minutes later the clog was gone!!!
Adriana Z
4/15/2021
I won't pump with anything else!
Elizabeth C
3/10/2021
Saved me from having to feed my son formula
Emily B
4/28/2020
Get more each pumping session!
Cecilia C on
1/21/2021
Essential for twin feeding
Alexandra J
5/16/2021




TechCrunch
Lilu's Compression Bra Aims to Help Nursing Mothers Pump More Milk Faster
Forbes
If You Build a Better Breast Pump
WIRED
Best of the Breast: Pumping Tech is Better Than Ever
ROMPER
This Compression Bra Could Make Pumping Easier For Nursing Parents Everywhere
engadget
Lilu is a pumping bra that promises more breast milk in less time
MIT News
ON CAMPUS AND AROUND THE WORLD
Attention new moms: A way to make more milk with less pain
medgadget
Massaging Bra Helps to Move More Milk Into Breast Pump, Alleviating Clogged Ducts
mothering
This Awesome Nursing Bra Helps Moms Pump More Milk

Having achieved technical validation and early product market fit through the beta product, the Lilu Massager + Bra, we are now ready to evolve. With a solid understanding of potential blockers to scale, we used a robust, customer-inclusive framework to design the most viable product possible. This led us to combine our massage tech with a wearable, hands-free breast pump to create the **Omni Breast Pump.**

The Omni is ready to launch Q3 2024 and we know that moms want this product. **We vetted customer demand for the Omni through validation tests which showed 15-20x improved acquisition costs (CAC) compared to the beta product.**

From rapid user adoption, glowing reviews, and the grants and awards received, we know our massage innovation offers major improvements to the outdated industry. The Lilu Massager + Bra proved that with the right technology, moms can pump *smarter*, not *harder*, and the Omni Breast Pump will make it even easier.

MilkSense Bra + App: A Lactation Coach in Your Pocket

With all the insights gathered from our first product, we have uncovered a pressing need — improving breastfeeding and pumping is critical to decrease the risk of postpartum mood disorders which affect over 40% of new moms. That's why we set out to tackle the uncertainty of milk supply to help moms with their feelings of overwhelm, isolation, and anxiety.

With a **$1.25M** grant from the National Science Foundation we created the MilkSense Bra + App.


MEET THE MILKSENSE BRA + APP:
Your Personal Lactation Coach
Comfort All Day
Made with ultra soft yet supportive fabric, this nursing bra is ideal to wear all day.
Embedded Soft Sensors
Effortlessly track feeding and pumping sessions with cutting-edge textile sensors that safely monitor milk production, breathing, and sleep - for deeply personal guidance on your feeding journey
Smart Lactation Tracking
The MilkSense app connects to the bra for accurate lactation monitoring and guidance. Unlock powerful lactation analytics to guide your


tailored to your schedule, to your body's rythms
and your feeding goals.

The MilkSense Bra + App is the first technology to provide real-time tracking of breastmilk supply while also caring for the overall physical and mental health of moms – since they can't take care of their baby if they don't first take care of their own selves.

As moms feed their baby or pump, the cutting edge sensors embedded in our bra collect information about their breast milk production, expression, breathing, stress levels, movement, and sleep to provide them with holistic insights about their lactation via our mobile app.

After a few sessions, MilkSense can provide precise estimations of a baby's milk consumption during breastfeeding for a full picture of their feeding. It's designed to help moms understand their breast milk production, visualize trends, and learn what tools and tweaks work to make lactation easier. The app also features an AI Chatbot for expert guidance to further support Lilu moms.


THE MILKSENSE BRA + APP
Lactation Insights App
MilkSense Smart Bra
Real-time tracking of:
Breast Milk Production & Expression
Breathing Rate & Physical Activity
Stress Levels
Lactation & Health Analytics
Personalized Telehealth Support for physical and mental health
Early Detection and prevention of mastitis and clogged ducts
$1M
Grant Awarded from National Science Foundation (SBIR)
NSF

More importantly, MilkSense breaks the cycle of overwhelm, isolation, and anxiety, giving moms a companion to support their personal lactation journey. It's a major step toward helping the mental health of millions of new moms around the world.

The MilkSense Bra is ready to launch in 2025; we are currently rolling our the beta version of the App with the full scale launch planned for Q1 2024.

Lilu Makes it Easier

Designed as complementary products, the MilkSense Bra + App unlocks powerful lactation insights to optimize breastfeeding and pumping routines, while the Omni Breast Pump System increases breast milk output with less pain and discomfort.

Used together, they are powerful solutions to Lilu's initial goal: *how can we make it easier, more efficient and give new moms peace of mind?*

All-Star Team

Lilu has a strong, diverse team with experience across Engineering, Computer Science, Product Design, Marketing, Business Development, and Sales in the maternal health industry. We have proven that we are capable of transforming the $5B breast pump industry!


The Lilu Team
Executive Team
SUJAY SURESH KUMAR
Co-CEO
ADRIANA C VAZQUEZ ORTIZ
Co-CEO


Forbes 30
Penn
Jio
Forbes 30U30 in Healthtech
NSF, YC Fellow
Master's in Electrical Engineering @ UPenn
Previously co-founded Jyothi, a non-profit for survivors of sexual assault
Circuit Design @ ATLAS Experiment, CERN
8+ year experience in Women's Health
Penn
MIT
Morgan Stanley
Top 30 Femtech Healthcare Influencer
NSF, Tory Burch Fellow
BS in Mathematics & CS @ MIT
Master's in Integrated Product Design @ UPenn
Technology Associate @ Morgan Stanley
Software Engineering @ BMW
8+ year experience in Women's Health

Sujay Suresh Kumar, Co-founder & Co-CEO, is an engineer whose work lies in the intersection of technology and women's health. He has a Master's in Electrical Engineering from University of Pennsylvania. At the High Energy Physics Group at UPenn, he designed the circuits for the ATLAS experiment, CERN. Prior to Lilu, Sujay co-founded Jyothi, a nonprofit organization in India, to help survivors of harassment and rape by offering them a platform to voice their grievances anonymously and access self defense and mental health workshops. He also worked at Reliance Jio Infocomm, where he was an integral part of the team that launched 4G in India. Sujay spent 2 years in Shenzhen, China, vetting and working closely with manufacturers to bring the Lilu Massager Bra to market and he is an advocate and thought leader in innovation for women's health. He was named in the Forbes 30under30 list in 2022.

Adriana Vazquez Ortiz, Co-founder & Co-CEO, is a product designer with a keen sense for listening to users and understanding their needs. She received her Master's in Integrated Product Design at the University of Pennsylvania and a BS degree from MIT in Math with Computer Science. Adriana has experience in Project Management and Software Development at Morgan Stanley, algorithmic research at BMW and UX Design at a NYC Health and Lifestyle startup. She has been named one of the top 30 Femtech Healthcare Influencers in 2019 and has won awards such as the SheKnows BlogHer competition (2019) and the AlphaLabGear Hardware cup (2018). Adriana has represented Lilu at SXSW, and TechCrunch Battlefield; She is aTory Burch fellow and has won several awards for Lilu.


The Lilu Team
Experience in Engineering, Ops, BizDev
RAGINI KOTHARI
Product Engineer
City of Hope
MS in Biomedical Engineering, Columbia University, BS in General Engineering, Harvey Mudd College.
Skilled in embedded systems and software development.
Previously R&D Test & Reliability Intern at Willow Innovations Inc
Research Associate, Dept of Surgical Oncology, City of Hope National Medical Center.
JESSE POTASH
Business Operations
BlackRock
BBA in Finance and Economics from Baruch College, SVMP Certification from Harvard Business School.
Proven track record of managing XFN strategic initiatives + scaling tech ops.
Ex-Founder and CEO of Trunkster
Previously Head of Operations at Bungalow, enabled growth from $5mm to $250mm ARR.
LI-AN DELOS REYES
Social Media & Community
milksta
up
Founder of Milksta, a leading lactation supplement brand
Certified Breastfeeding Specialist
BA, Communication and Media Studies, Ateneo de Manila University
7+ years experience in Customer Success
Previously Associate Producer at ABC Development Corporation

Ragini Kothari, Product Engineer, has a background in biomedical engineering with experience in early-stage and post-launch R&D for wearable medical devices, particularly in women's health. She holds an MS from Columbia University and is driven by a commitment to improving healthcare and outcomes for underserved communities.

Jesse Potash, Business Operations, is classically trained in finance and began his career on Wall Street at JPMorgan Chase and BlackRock. He later transitioned to consulting before launching a pioneering ecommerce brand, backed by prominent investors. Following a successful exit, he led ops at a series C real estate tech startup, helping the brand achieve operating profitability at scale.

LiAn Delos Reyes, Social Media and Community, is a Certified Breastfeeding Specialist and founder of Milksta, a pro-momma and pro-breastfeeding wellness brand. As a passionate proponent for prioritizing customer needs, she harnesses her global viewpoints to guide Milksta and Lilu's community, two brands unwavering in their dedication to supporting maternal health and promoting breastfeeding advocacy.

Menka Patel, Business Development, has a background in economics and she was the Business Development Senior Director - International at Kate Spade for over 9 years. She is an expert in the global market.

We have an incredible board of advisors that bring a wealth of knowledge in medicine, manufacturing, and sales:


Expert Advisors and Mentors
CLINICAL
DIANE L. SPATZ, PhD
Director of the Lactation Program at CHOP
Children's Hospital of Philadelphia
Children's Hospital of Philadelphia
STRATEGY
KARA FORNEY
Founder, TheBump (acquired by THE KNOT XO group)
the BUMP
SUPPLY CHAIN
SHARRIE LISTER-BOOKER
URBAN OUTFITTERS
DESIGN
ANGIE KIM
IDEO
MARKETING
CHRISTINA TEO
y!
APPAREL
IRENE MAK
VICTORIA'S SECRET
FIT

- **Dr. Diane Spatz:** Director of Lactation at CHOP, founder and Director of Mother's Milk Bank at CHOP, and one of the most well-known lactation experts in the US. Dr. Spatz's models are used by UNICEF and the WHO worldwide to promote breastfeeding.
- **Kara Forney:** Founder of The Bump, a leading website for millennial moms that successfully exited through a merger with the XO Group.
- **Sharrie Lister Booker:** Senior Director, Global Merchandise Sourcing at Stanley. She has 30+ years' experience in the apparel industry and held leadership positions in companies like Nike, Urban Outfitters, and NBA.
- **Angie Kim**: Founder of AYK, a luxury brand. Industrial & soft goods designer. Lead designer at IDEO for 8+ years.
- **Bianca Caban:** Columbia MBA, Managing Director at SheWorx, Director of Partnerships & Business Development at Republic, and Managing Partner Taino Capital.
- **Rutger Flohil:** Columbia MBA, US CEO at Kaia Health Software. Prev. Managing Partner & Head of Corporate at Gympass. 5+ years at Bain and Company.
- **Julia Beck:** Founder of It's Working Project; over 30 years experience leading partnerships, business and brand development in the parent and maternity tech industries.
- **Shahir Salyani:** MBA in healthcare management at The Wharton School. For the last 30 years he's led business development for innovative digital health technologies and medical devices globally.
- **Ji Ke:** MEng M.E. Program Director at HAX. Previously Prev. Engineer at IDEO, Mothercare.

We also have a powerful group of backers funding our journey.


OUR BACKERS
Y Combinator
L'ATTITUDE VENTURES
SOSV
CRESCENTRIDGE PARTNERS
ADASTRA VENTURES
fermata
she1K
Lair East Labs
QUAKE CAPITAL
PHILIPS
PENN CENTER FOR INNOVATION

Underserved Market

The maternal health market is large and growing, with ample opportunity for additional market capture through Lilu's innovations.


Rapidly Growing Opportunity
Maternal Health
2021: $575B
2029: $1,800B
Pump + Accessories
2022: $5B
2030: $9B
PRE & POSTNATAL
MOTHERHOOD
MENOPAUSE

While we do have competitors in some aspects of our product line, no one else offers a comprehensive solution to breastfeeding and pumping challenges. More importantly, we have a first mover advantage in the smart bra field with our MilkSense Bra + App.



Competitive landscape

	lilu	elvie / willow	medela / PHILIPS AVENT
Products and services	Smart ecosystem for better breastfeeding and pumping	Portable and discreet breast pumps	Breast pumps and accessories
More efficient Pumping	✓	✗	✗
Smart Lactation Tracking	✓	✗	✗
Digital Ecosystem	✓	✓	✓
Telehealth	✓	✗	✗
Pricing	Mid range	Premium	Affordable

Our products are protected by multiple patents, we have rigorous support from the lactation community, and we have an all-star team ready to disrupt the industry.


COMPETITIVE ADVANTAGE


IP:
2 granted patents in US, 1 in China for the massage technology.
1 pending global application (PCT) for the Smart Bra.
Adding more IP now for the wearable pump and additional use cases.
Lactation community:
Dr. Diane Spatz, a key leader in the space.
Endorsement from 300+ lactation experts and brands partners
Team:
Solid team with strong technical background
18+ years in maternal health; 8+ years leading retail brands
First mover advantage and technical know-how:
IBCLCs are hesitant to recommend wearable pumps due to their inefficiencies
First to integrate massage into a wearable pump to increase milk output!

With our remarkable traction, we have:

- Proven product-market-fit
- Next generation products in final stages
- Go-to-market strategy fleshed out
- Well-balanced, uniquely qualified, all-star team in place


GO TO MARKET STRATEGY
LAUNCH
SCALE
CHANNELS
D2C
Medical
B2B2C
Mobile App
DESCRIPTION
- D2C on our website to establish brand awareness.
- Continue to grow through website + Amazon
- Durable Medical Equipment (DME) suppliers
- Insurance Reimbursement via Hospitals & NICUs
- Wholesale to specialty boutiques, FSAStore, and big box retailers
- Freemium subscription
- Telehealth support from Lactation Consultants, OBGYNs, therapists, and sleep therapists
DISTRIBUTION
lilu
a
acelleron
FSA store
Healthcare Providers, Payers, Corporate Partners

We've come a long way since our inception in 2017 and only $1.3M in dilutive funding from investors. Imagine the mountains we can scale with this raise.

The Business Model

Both Omni and MilkSense have strong unit economics in the D2C and wholesale spheres.


OMNI BREAST PUMP
UNIT ECONOMICS
D2C unit economics
PRICE
$270
COGS*
$ 80
PROFIT
MARGIN
70%
Wholesale unit economics
PRICE
$145
COGS*
$ 80
PROFIT
MARGIN
45%


MILKSENSE BRA + APP


UNIT ECONOMICS
D2C unit economics
PRICE
$197
COGS*
$ 47
PROFIT
MARGIN
75%
Wholesale unit economics
PRICE
$97
COGS*
$ 47
PROFIT
MARGIN
50%

The Lactation Insights App offers a freemium model with future opportunities to provide additional value-added services to our customers, allowing them to choose the level of support they need on their journey.

Looking into the future, the femtech industry has shown a precedent for lucrative exits in the maternal health space. Innovative mom tech companies have been scaling rapidly; pump companies like Elvie and Willow have raised over $150M and Maven recently became a unicorn. Yet many problems with maternal health, especially when it comes to breast pumping still remain unaddressed.

With our comprehensive product line, strong unit economics and an omni-channel strategy, we are well poised for growth.

Funding Our Future

Our innovations have the potential to re-write the narratives for moms around the globe. With Lilu's technology, some of the hardest things moms will ever do become easier and more sustainable. Our Omni Breast Pump System and MilkSense + App can help moms continue to provide milk for their babies while also caring for themselves.

We're raising capital to launch our next generation of breastfeeding and pumping products. We're raising on Wefunder since we want to give our community, supporters, and moms everywhere a chance to invest in Lilu and share in our upside!

Right now your support is amplified: We have an opportunity from the **National Science Foundation to apply for $700K in matching funding upon closing this round(matching funding up to $500k from this round and an additional $200K in grant funding)!** So, if you want to be a part of this mission and make a positive impact on the lives of moms around the world, join us now.


$1.25 MILLION FUNDING STRATEGY
28% Wefunder
$350K
through Wefunder to achieve key milestones and unlock matching funds
16% External Investors
$200K
from VCs with soft commitments from existing investors
56% Matching Funds
$700K
in Matching Funding available from the NSF when we raise the investor portion

We hope you join us on our mission to empower breastfeeding moms because

they deserve more. We CAN make it easier and give new moms peace of mind by providing them with the tools to take control of breastfeeding!


lilu
Proven Product with Patented Technology
All-Star Team
Advanced Tech Pipeline
join us!
founders@wearlilu.com

Citations:

[1] World Health Organization

[2] Center for Disease Control Breastfeeding Report Card

[3] Mamava Breastfeeding Survey

[4] Lilu's internal survey with 550 moms

[5] Combining hand techniques with electric pumping increases milk production in mothers of preterm infants by J Morton, J Y Hall, R J Wong, L Thairu, W E Benitz, W D Rhine

[6] Psychosocial stress and cortisol stress reactivity predict breast milk composition by Anna Ziomkiewicz, Magdalena Babiszewska, Anna Apanasewicz, Magdalena Piosek, Patrycja Wychowaniec, Agnieszka Cierniak, Olga Barbarska, Marek Szołtysik, Dariusz Danel & Szymon Wichary

[7] Prevalence of self-reported postpartum depressive symptoms – 17 states, 2004–2005. MMWR Morb Mortal Wkly Rep. 2008;57(14):361–366